UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE	OMB Number: 3235-0167
COMMISSION	Expires: October 31, 2013
Washington, D.C. 20549	Estimated average burden
hours per response . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-28769

Safer Shot, Inc.
(Exact name of registrant as specified in its charter)
1658 East 300 South Salt Lake City, UT 84121
(410) 295-3388
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock $.001 Par Value
(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	150

     Pursuant to the requirements of the Securities Exchange Act of 1934 (insert name of Registrant) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 11, 2013	By:
Name: Michael Black
Its: President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays

SEC 2069 (02-08)

a currently valid OMB control number.